Exhibit 99.1

May 18, 2015

Press release

Turquoise Hill to host conference call tomorrow discussing details of the Oyu Tolgoi Underground Mine Development and Financing Plan

VANCOUVER, CANADA – Turquoise Hill Resources will host a conference call tomorrow at 10:00 am EDST/7:00 am PDST to discuss details of the recently announced Oyu Tolgoi Underground Mine Development and Financing Plan. The call can be accessed through the following dial-in details:

North America: 416 340 2216 | 866 223 7781

International: +1 416 340 2216

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contacts
Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com